SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9/A

Solicitation/Recommendation Statement under
Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 10

ENERGY PARTNERS, LTD.
(Name of Subject Company)

ENERGY PARTNERS, LTD.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

29270U105
(CUSIP Number of Class of Securities)

John H. Peper
Executive Vice President,
General Counsel and Corporate Secretary
Energy Partners, Ltd.
201 St. Charles Avenue, Suite 3400
New Orleans, Louisiana 70170
(504) 569-1875

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With Copies to:
Kenneth W. Orce, Esq. John Schuster, Esq. Cahill Gordon & Reindel LLP 80 Pine Street New York, New York 10005 (212) 701-3000	Richard D. Katcher, Esq. Trevor S. Norwitz, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019-6150 (212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 10 (this “Amendment”) amends and supplements the Solicitation / Recommendation Statement on Schedule 14D-9 filed on September 14, 2006, as amended by Amendments 1, 2, 3, 4, 5, 6, 7, 8 and 9 (as so amended, the “Schedule 14D-9”), by Energy Partners, Ltd., a Delaware corporation (the “Company” or “EPL”).

The purpose of this amendment is to amend and supplement Item 8 of the Schedule 14D-9. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 14D-9.

Item 8.  Additional Information

A representative of the Company contacted a representative of ATS to invite ATS to participate in the process being conducted by the Company's Board of Directors and management to explore alternatives to maximize shareholder value, in accordance with the Company's letter to ATS of November 6, 2006. The Company's representative indicated the Company's willingness to furnish confidential information to ATS if ATS would agree to extend its tender offer and suspend its consent solicitation to replace the Company's Board for a period of approximately two months until January 15, 2007 to give the Board time for its strategic alternatives process. The representative of ATS subsequently indicated that ATS would not extend its tender offer beyond the current expiration date of November 17, 2006 and did not indicate any willingness to suspend its consent solicitation. In light of this response, and ATS' public statements that ATS would not increase the price it is offering, the Board determined to continue its process of pursuing value maximizing strategic alternatives and determined that it would not be appropriate to provide ATS with any confidential information.

The Company's Board recommends that all stockholders reject the inadequate $23 tender offer by ATS and urges stockholders not to sign ATS gold consent card to replace the Company's current Board of Directors.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

ENERGY PARTNERS, LTD.
By: /s/ John H. Peper Name: John H. Peper Title: Executive Vice President, General Counsel and Corporate Secretary

Dated: November 8, 2006